FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS, ANY STATE OF THE UNITED STATES OF AMERICA AND THE DISTRICT OF COLUMBIA) (THE 'UNITED STATES') OR IN OR INTO ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.

HSBC HOLDINGS PLC
ANNOUNCES RESULTS OF TENDER OFFERS TO PURCHASE NOTES FOR CASH

HSBC Holdings plc (the 'Issuer') announces today the results of its invitations to holders of: (a) the EUR2,000,000,000 1.50 per cent Notes due March 2022 (ISIN: XS1379182006) (of which EUR2,000,000,000 is currently outstanding) (the 'March 2022 Notes'); (b) the EUR1,500,000,000 Floating Rate Notes due September 2022 (ISIN: XS1586214956) (of which EUR1,500,000,000 is currently outstanding) (the 'September 2022 Notes') and/or; (c) the EUR1,500,000,000 Floating Rate Notes due October 2023 (ISIN: XS1681855539) (of which EUR1,500,000,000 is currently outstanding) (the 'October 2023 Notes') (each a 'Series' and together, the 'Notes'), to tender such Notes for purchase by the Issuer for cash subject to satisfaction or waiver of the New Financing Condition (each such invitation an "Offer" and, together, the "Offers").

The Offers are being made subject to the terms and conditions described in a tender offer memorandum prepared by the Issuer dated 6 November 2020 (the 'Tender Offer Memorandum'). Capitalised terms used but not defined in this announcement have the meanings given to them in the Tender Offer Memorandum. This announcement must be read in conjunction with the Tender Offer Memorandum.

RESULTS OF THE OFFERS

The Expiration Deadline for the Offers was 4.00 p.m. (London time) on 12 November 2020. As at the Expiration Deadline, EUR1,881,590,000 in aggregate principal amount of the Notes had been validly tendered pursuant to the Offers.

Following the Expiration Deadline, the Issuer hereby announces that the Maximum Acceptance Amount is EUR1,250,000,190.80 and that (subject to the satisfaction or waiver of the New Financing Condition on or prior to the Tender Offer Settlement Date) the aggregate principal amount of Notes accepted for purchase pursuant to the Offers is EUR1,229,528,000.

The Issuer further hereby announces that:

(i)   the Purchase Price (in relation to the March 2022 Notes);

(ii)   the Accrued Interest Payment (in respect of each Series);

(iii)  the final aggregate principal amount of the Notes of each Series validly tendered pursuant to the Offers;

(iv)  each Series Acceptance Amount and the pro-ration factor for each Series (if any); and

(v)  the principal amount of Notes of each Series that will remain outstanding after the Tender Offer Settlement Date (as defined below),

are as set out in the table below:

Series	Purchase Price	Accrued Interest Payment	Aggregate principal amount of Notes validly tendered	Series Acceptance Amount	Pro-ration factor	Principal amount of Notes that will remain outstanding after the Tender Offer Settlement Date (as defined below)
March 2022Notes	102.600 per cent	1.011 per cent	EUR660,442,000	EUR660,442,000	Not Applicable	EUR1,339,558,000
September 2022 Notes	As provided in the Tender Offer Memorandum.	0.028 per cent	EUR690,378,000	EUR569,086,000	82.6295 per cent	EUR930,914,000
October 2023 Notes	As provided in the Tender Offer Memorandum.	Not accepted	EUR530,770,000	EUR0	Not accepted	EUR1,500,000,000

Settlement of the Offers and payment of the Purchase Consideration and Accrued Interest Payments in respect of the Notes accepted for purchase is expected to take place on the 16 November 2020 (the 'Tender Offer Settlement Date'). Notes that are not tendered and accepted for purchase pursuant to the Offers will remain outstanding.

The Dealer Manager

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

Telephone: +44 (0) 20 7992 6237
Attention: Liability Management
Email: LM_EMEA@hsbc.com

The Tender Agent

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA
United Kingdom

Telephone: +44 (0) 20 7704 0880
Attention: Arlind Bytyqi
Email: hsbc@lucid-is.com

DISCLAIMER

The offer period for the Offers has now expired. No further tenders of any Notes may be made pursuant to the Offers. This announcement must be read in conjunction with the Tender Offer Memorandum. No offer to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Tender Offer Memorandum contain important information, which must be read carefully. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own financial, legal and any other advice, including in respect of any tax financial, accounting, regulatory and tax consequences, immediately from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. None of the Issuer, the Dealer Manager or the Tender Agent or their respective directors, employees or affiliates will have any liability or responsibility in respect of any decision of a Noteholder as to their decision of whether to participate in the Offers.

Investor enquiries to:

Greg Case                               +44 (0) 20 7992 3825           investorrelations@hsbc.com

Media enquiries to:

Ankit Patel                             +44 (0) 20 7991 9813             ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,956bn at 30 September 2020, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 13 November 2020